sembcorp

RECEIVED

2008 NOV 25 A 11:40

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

[redacted]

08005991

SUPPL

31 October 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**Sembcorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 01 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

**SEMBCORP INDUSTRIES LTD**
**(Registration No: 199802418D)**

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| | | | |
|---|---|---|---|
| a) | Date of the ~~sale,~~ transfer~~, cancellation and/or use~~: | 31 October 2008 | |
| b) | Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~: | Executives' Shares Option Plan | |
| c) | Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~: | 2,000 | |
| d) | Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~: | Before change | 8,436,619 |
| | | After change | 8,434,619 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~: | Before change | 0.47% |
| | | After change | 0.47% |
| f) | Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~: | S$8,291.11 | |

Kwong Sook May
Company Secretary

31 October 2008

sembcorp

**PRESS RELEASE**

**Sembcorp Industries Ltd**
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

## SEMBCORP'S SECOND GAS SALES AGREEMENT COMES INTO EFFECT

**SINGAPORE, October 31, 2008 –** On April 15,2008, Sembcorp announced that its natural gas unit Sembcorp Gas had signed a conditional Gas Sales Agreement (GSA) with Premier Oil and its co-venturers, KUFPEC, Hess and PETRONAS, to import an additional tranche of 90 British thermal units per day of natural gas from Natuna Sea Block A off Indonesia, operated by Premier Oil.

With the signing today of the necessary agreements to transport this additional tranche of gas through the existing gas pipeline system within Indonesian waters, Sembcorp is pleased to announce that the GSA has now become effective. First delivery of gas is targeted to take place between 2010 and 2011.

- END -

For media and analyst enquiries please contact:

NG Lay San
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

FOCK Siu Ling
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

sembcorp

**ABOUT SEMBCORP INDUSTRIES**

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

**Note to Editors:**

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

END